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                                   SCHEDULE 3

                  Lincoln National Social Awareness Fund, Inc.
                     State-mandated Investment Restrictions
                             Applicable to the Fund
                               As of July 1, 1998

The California Department of Insurance has established the following Guidelines for an underlying portfolio of a Separate Account:

BORROWING. The borrowing limit for any FUND is 33 1/3 percent of total assets. Entering into a reverse repurchase agreement shall be considered "borrowing" as that term is used herein.

FOREIGN INVESTMENTS - DIVERSIFICATION

The diversification guidelines to be followed by international and global FUNDS are as follows:

a. An international FUND or a global FUND is sufficiently diversified if it is invested in a minimum of three different countries at all times, and has invested no more than 50 percent of total assets in any one second-tier country and no more than 25 percent of total assets in any one third-tier country. First-tier countries are: Germany, the United Kingdom, Japan, the United States, France, Canada, and Australia. Second-tier countries are all countries not in the first or third tier. Third-tier countries are countries identified as "emerging" or "developing" by the International Bank for Reconstruction and Development (World Bank) or International Finance Corporation.

b. A regional FUND is sufficiently diversified if it is invested in a minimum of three countries. The name of the fund must accurately describe the FUND.

c. The name of the single country FUND must accurately describe the FUND.

d. An index FUND must substantially mirror the index.